EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES REGAINS

COMPLIANCE WITH NASDAQ REQUIREMENTS

HONG KONG, APRIL 11, 2016 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People's Republic of China (the “Company”), today announced that, on April 6, 2016, it received written notice from the Listing Qualifications department of The Nasdaq Stock Market (the "Notice") stating that, based upon the closing bid price of the Company’s common shares during a recent 10 consecutive business day measurement period, the Company has regained compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Rule 5550(b)(2), and the matter has been closed.

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced at mine primarily located in Anhui Province in the PRC. Due to the depressed market price of metals, it is currently not economical to engage in metal mining activities and, accordingly, effective December 27, 2015, mining operations at the Company’s sole current mining property were temporarily suspended.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties associated with metal price volatility and whether metals can be mined on an economical basis in the future; uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.